February 6, 2009

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	1st Century Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008
File No. 000-53050

We have received your comments dated January 14, 2009 and agree to revise our future documents in response to your comments. Below are our responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Cover Page

1.	In future filings, we agree to revise our cover page to clearly indicate the appropriate registrant classification as defined in Rule 12b-2 of the Exchange Act.

2.	In future filings, we agree to provide a separate certification for each Principal Executive Officer in the exact form as set forth in Item 601(B)(31)(i) of Regulation S-K.

We acknowledge that 1st Century Bancshares, Inc. (the Company) is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan I. Rothenberg
Alan I. Rothenberg
Chairman of the Board and Chief Executive Officer